EXHIBIT 99.11

Press Release

Clarification: Total responds to Reclaim Finance and Greenpeace

Paris, March 22, 2021 – Total took note of the report: “Total fait du sale: La finance complice?” published by Reclaim Finance and Greenpeace. Given numerous inaccuracies and falsehoods in the report, Total provides the following clarifications based on documents published by Total, including Total’s May 5, 2020 press release on Climate Ambition, Total’s 2020 Climate Report and Total’s September 2020 and February 2021 investor presentations.

1)	Carbon neutrality ambition at a worldwide level

Firstly, while the report seeks to downplay the Climate ambition expressed by Total in its press release of May 5, 2020, it is useful to recall the first sentence of this press release : «Total announces today its ambition to get to net-zero emissions by 2050 together with society for its global business across its production and energy products used by its customers».

2)	Ambition to reduce scope 3 emissions at a worldwide level

(page 12) «Total SE does not provide any absolute emissions reduction target outside Europe » - The report of Reclaim Finance and Greenpeace presents a graph that projects Total’s scope 3 emissions would increase from 410 MT in 2015 to 500 MT in 2030. – FALSE

Quoting the 2020 Climate Report, page 16: “For those scope 3 emissions, the Group is setting new 2030 targets: In Europe, a 30% reduction in absolute emissions from 2015 levels – a major step toward neutrality by 2050. Worldwide, a reduction in absolute emissions from 2015 levels, despite the anticipated growth in customer energy demand over the decade to come”.

Total has therefore committed that worldwide scope 3 indirect emissions in 2030 will be lower compared to 2015 – this is a global emissions target that will not increase as the report by Reclaim Finance and Greenpeace incorrectly presents, but decrease. Total is the only major to have made such a commitment for an absolute reduction by 2030. This commitment is notably made possible by the 30% reduction target in scope 3 emissions in Europe by 2030, or more than 75 MT/year.

3)	Ambition for carbon neutrality and emissions reduction at European level

(page 11) « Total SE operates in 130 countries and only 13% of Total SE’s 2019 production, and corresponding scope 3 emissions, come from Europe, where the Group has committed to reducing the 3 scopes to zero. » – FALSE

Quoting again page 16 of Total’s Climate 2020 report used as a reference by Reclaim Finance and Greenpeace: «Europe accounts for around 60% of Total’s scope 3 emissions». Contrary to the claim made by the authors, who seem to want to confuse Total’s production in Europe (indeed 13% of its global production) and Total’s sales in Europe, scope 3 indirect emissions of Total’s customers in Europe do not represent 13% of emissions but 60% of Total’s customers’ emissions, or 256 MT out of 410 MT in 2015 (scope 1+2+3 global emissions in Europe represent 280 MT of 456 MT): Indeed it is the totality of these scope 1+2+3 emissions in Europe that carry the commitment of Total’s carbon neutrality at the level of Europe in support of the Green Deal and the ambition of the continent.

4)	Ambition to reduce carbon intensity at a worldwide level

(page 16) « This ambition is all the more inadequate since Total SE only takes into account the emissions related to the combustion of the products sold to its customers, thus knowingly forgetting (sic) the emissions related to the production and refinery or liquefaction operations, which represent up to 15% of its total emissions. » - FALSE

Total includes the emissions related to production operations in its carbon intensity indicator as explicitly mentioned in Total’s press release dated May, 5, 2020, to which Reclaim Finance and Greenpeace refer though: « 60% or more reduction in the average carbon intensity of energy products used worldwide by Total customers by 2050 (less than 27.5 gCO2/MJ)- with intermediate steps of 15% by 2030 and 35% by 2040 (scope 1+2+3) ». The 1+2 scopes, which correspond to emissions related to Total's operations, are therefore well contained in this ambition. The definition of the carbon intensity indicator is also on page 17 of the Total’s 2020 Climate Report: «The indicator measures the average GHG emissions of these products per unit of energy across their entire life-cycle, from the time they are produced to their end use.” Furthermore, as announced in the May 5, 2020 press release, Total has set an objective of net zero emissions across Total’s worldwide operations by 2050 or sooner (scope 1+2) and announced in February 2021 the objective of reducing scope 1+2 emissions from global oil&gas operations by 40% by 2030 compared to 2015.

In conclusion, while Total respects the debate and the different views of various stakeholders and accepts that some NGOs may consider that the company’s efforts are not sufficient, it is the everyone’s responsibility, in a world where false news is a source of growing mistrust, that public communications should be guided by a concern for the truth. This is all the more true in terms of communication concerning listed companies, since the lack of sincerity is likely to mislead investors, since the Autorité des Marchés Financiers ensures compliance with the rules applicable in this area.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.